Exhibit 5.1

[LETTERHEAD OF SULLIVAN & CROMWELL LLP]

June 21, 2017

American International Group, Inc.,

    175 Water Street,

New York, NY 10038.

Ladies and Gentlemen:

In connection with the several purchases today by the Underwriters named in Schedule I to the Underwriting Agreement, dated June 12, 2017 (the “Underwriting Agreement”), among American International Group, Inc., a Delaware corporation (the “Company”), and Barclays Bank PLC, BNP Paribas, Citigroup Global Markets Limited and HSBC Bank plc, as representatives of the several Underwriters named therein, of €1,000,000,000 aggregate principal amount of 1.875% Notes Due 2027 (the “Securities”) issued pursuant to the Indenture, dated as of October 12, 2006, as supplemented by the Fourth Supplemental Indenture, dated as of April 18, 2007, and the Eighth Supplemental Indenture, dated as of December 3, 2010, and as further supplemented by the Thirty-Fourth Supplemental Indenture, dated as of June 21, 2017 (collectively, the “Indenture”), each between the Company and The Bank of New York Mellon, as Trustee (the “Trustee”), we, as your counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.

Upon the basis of such examination, we advise you that, in our opinion,

(1)    The Company has been duly incorporated and is an existing corporation in good standing under the laws of the State of Delaware.

(2)    The Securities constitute valid and legally binding obligations of the Company, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

American International Group, Inc.	-2-

The foregoing opinion is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

In connection with our opinion set forth in paragraph (2) above, we note that, as of the date of this opinion, a judgment for money in an action based on the Securities in a Federal or state court in the United States ordinarily would be enforced in the United States only in United States dollars. The date used to determine the rate of conversion of euro into United States dollars will depend upon various factors, including which court renders the judgment. Under Section 27 of the New York Judiciary Law, a state court in the State of New York rendering a judgment on a Security would be required to render such judgment in euro, and such judgment would be converted into United States dollars at the exchange rate prevailing on the date of entry of the judgment.

We have relied as to certain matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible, and we have assumed that the Indenture has been duly authorized, executed and delivered by the Trustee, that the Securities conform to the specimen thereof examined by us, that the Securities have been duly effectuated by the common safekeeper, that the common safekeeper holds the executed, authenticated and effectuated Securities, that the Trustee’s certificates of authentication of the Securities have been manually signed by one of the Trustee’s authorized officers, and that the signatures on all documents examined by us are genuine, assumptions which we have not independently verified.

We hereby consent to the filing of this opinion as an exhibit to the Company’s Current Report on Form 8-K, filed on the date hereof, relating to the Securities. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

/s/ SULLIVAN & CROMWELL LLP